UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

CECO Environmental Corp.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101
(CUSIP Number)

MET-PRO CORPORATION
160 Cassell Road, P.O. Box 144
Attention: Raymond J. De Hont
Chief Executive Officer and President
Harleysville, PA 19438
Telephone: (215) 723-6751

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125141 10-1	Schedule 13D

1	NAME OF REPORTING PERSONS: Met-Pro Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 4,657,347
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,657,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 412824104

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the “CECO Common Stock”), of CECO Environmental Corp., a Delaware corporation (“CECO”).  CECO’s principal executive offices are located at 4625 Red Bank Road, Cincinnati, OH 45227.

Item 2.	Identity and Background

(a) - (c) and (f).  This Schedule 13D is being filed by Met-Pro Corporation, a Pennsylvania corporation (“Met-Pro”).  Met-Pro and its subsidiaries are principally engaged in providing product recovery, pollution control and fluid handling products and services.  The address of its principal place of business and of its principal office is 160 Cassell Road, PO Box 144, Harleysville, PA 19438.  The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Met-Pro is set forth in Annex A hereto.

(d) - (e).  During the last five years, neither Met-Pro nor, to the best of its knowledge, any person listed in Annex A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Met-Pro has obtained beneficial ownership of the indicated shares of CECO Common Stock referenced in this Schedule 13D) in connection with a Voting Agreement with an irrevocable proxy (described in Item 4).  To the knowledge of Met-Pro, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with Met-Pro’s beneficial ownership of the CECO Common Stock.

Item 4.	Purpose of Transaction

On April 21, 2013, Met-Pro Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CECO, Mustang Acquisition Inc. (“Merger Sub I”) and Mustang Acquisition II Inc.  (“Merger Sub II” and together with Merger Sub I, collectively, the “Merger Subs”), Delaware corporations which are wholly owned subsidiaries of CECO, providing for the merger of Merger Sub I with and into Met-Pro, followed by the merger of Met-Pro into Merger Sub II (collectively, the “Merger”), with Merger Sub II surviving the Merger as a wholly-owned subsidiary of CECO.

As an inducement to Met-Pro to enter into the Merger Agreement, Met-Pro entered into a Voting Agreement (the “Voting Agreement”), dated as of April 21, 2013, with Phillip DeZwirek, Jason DeZwirek and Icarus Investment Corp. (collectively, the “Stockholders”).  The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, each of the Stockholders has agreed to vote such Stockholder’s CECO Common Stock or otherwise cause such Stockholder’s CECO Common Stock to be voted: (i) in favor of the issuance of CECO Common Stock in connection with the Merger Agreement, the Merger and the transactions contemplated thereby, and (ii) against any action (1) that would result in a breach by CECO, Merger Sub I or Merger Sub II of any their respective covenants, representations or warranties under the Merger Agreement, and (2) that could reasonably be expected to delay or materially interfere with the consummation of the Merger or the fulfillment of Met-Pro’s, CECO’s, Merger Sub I’s or Merger Sub II’s conditions under the Merger Agreement, including any change to the rights of any of CECO’s shares. In addition, each of the Stockholders has irrevocably granted to Met-Pro a proxy to vote such Stockholder's CECO Common Stock, and has appointed Met-Pro as such Stockholder’s attorney-in-fact until the termination or expiration of the Voting Agreement in accordance with its terms. The Voting Agreement also contains certain restrictions upon the transfer of the respective Stockholder’s CECO Common Stock. The Voting Agreement terminates upon the consummation of the Merger or the earlier termination of the Merger Agreement.

The Merger Agreement is described in Met-Pro Corporation’s Current Report on Form 8-K dated April 21, 2013, filed on April 22, 2013, and the foregoing descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

To the knowledge of Met-Pro, this Item 4 does not apply to any person named in Annex A hereto.

Item 5.	Interest in Securities of the Issuer

(a)  As a result of the Voting Agreement, Met-Pro may be deemed to beneficially own the 4,657,347 shares of CECO Common Stock currently owned of record by the Stockholders.  Such CECO Common Stock represents approximately 26% of the outstanding CECO Common Stock (based upon the 17,871,922 shares reported by CECO to be issued and outstanding as of April 19, 2013 in the Merger Agreement).  To the knowledge of Met-Pro, none of the persons listed in Annex A hereto beneficially owns any CECO Common Stock.

(b)  Met-Pro may be deemed to share voting power with respect to the 4,657,347 shares of CECO Common Stock subject to the Voting Agreement with the Stockholders.  To the knowledge of Met-Pro, this Item 5(b) does not apply to any person named in Annex A hereto.

(c) Except as described above in Item 4, neither Met-Pro nor, to the knowledge of Met-Pro, any of the persons listed in Annex A hereto has effected any transactions in the securities of CECO during the past sixty days.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference and set forth as exhibits hereto, neither Met-Pro nor, to the knowledge of Met-Pro, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of CECO.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:
Agreement and Plan of Merger, dated as of April 21, 2013, by and among Met-Pro Corporation, CECO Environmental Corp., Mustang Acquisition Inc. and Mustang Acquisition II Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K dated April 21, 2013, filed by Met-Pro Corporation with the Commission on April 22, 2013).

Exhibit 99.2:
Voting Agreement, dated as of April 21, 2013, by and among Met-Pro Corporation, Phillip DeZwirek, Jason DeZwirek and Icarus Investment Corp. (incorporated by reference to Exhibit 10cx to the Current Report on 8-K dated April 21, 2013, filed by Met-Pro Corporation with the Commission on April 22, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2013

MET-PRO CORPORATION

By:	s/s Raymond J. De Hont
Name:	Raymond J. De Hont
Title:	Chief Executive Officer and President

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF MET-PRO CORPORATION

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Met-Pro Corporation is set forth below. The principal business address of each of the executive officers and directors is 160 Cassell Road, P.O. Box 144, Harleysville, PA 19438. Each executive officer and each director of Met-Pro Corporation is a citizen of the United States. Each director of Met-Pro is engaged in such other businesses and occupations as are set forth in Met-Pro Corporation’s proxy statement for its 2013 Annual Meeting of Shareholders.

Executive Officers:
Name	Position/Present Principal Occupation or Employment Name and Business Address

Raymond J. De Hont	Chief Executive Officer and President of Met-Pro

Neal E. Murphy	Vice President-Finance, Chief Financial Officer, Secretary and Treasurer of Met-Pro

Gennaro A. D’Alterio	Vice President of Met-Pro

Gregory C. Kimmer	Vice President of Met-Pro

Edward J. Prajzner	Corporate Controller and Chief Accounting Officer of Met-Pro

Paul A. Tetley	Vice President of Met-Pro

Vincent J. Verdone	Vice President of Met-Pro

Directors:
Name	Position/Present Principal Occupation or Employment Name and Business Address

George H. Glatfelter II	Chairman of Met-Pro

Raymond J. De Hont	Director of Met-Pro

Michael J. Morris	Director of Met-Pro

Judith A. Spires	Director of Met-Pro

Stanley W. Silverman	Director of Met-Pro

Robin L. Wiessmann	Director of Met-Pro